                                                                  EXHIBIT C(1.1)

NOVEMBER 3, 2004                                                    CONFIDENTIAL

                          COMMERCIAL NATIONAL FINANCIAL
                                   CORPORATION

                                    Parent of

                             [COMMERCIAL BANK LOGO]

                    VALUATION AS OF NOVEMBER 3, 2004 - DRAFT

                           DONNELLY PENMAN & PARTNERS
                           --------------------------
                               INVESTMENT BANKING

                                                                    CONFIDENTIAL

[COMMERCIAL BANK LOGO]

TABLE OF CONTENTS

1. Valuation Opinion Letter

2. Valuation Summary

3. Discounted Cash Flow Analysis

4. Recent Trading Analysis

5. Analysis of Comparable Companies

6. Analysis of Comparable Acquisitions

DONNELLY PENMAN & PARTNERS
--------------------------
     INVESTMENT BANKING

                                                                    CONFIDENTIAL

[COMMERCIAL BANK LOGO]

                           1. VALUATION OPINION LETTER

DONNELLY PENMAN & PARTNERS
--------------------------
    INVESTMENT BANKING

November 3, 2004

Board of Directors
Commercial National Financial Corporation
101 North Pine River Street
P.O. Box 280
Ithaca, MI 48847-0280

Attention: Jeffrey S. Barker - President and CEO

Dear Board of Directors:                                  PRIVATE & CONFIDENTIAL

Commercial National Financial Corporation ("Commercial National" or the "Company") has engaged Donnelly Penman & Partners ("DP&P") to render its opinion (the "Opinion") with respect to the fair market per share value of the Company's common stock as of November 3, 2004 in the event of a recapitalization through a reverse stock split or "squeeze out" merger transaction.

DP&P is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate entities on a stand-alone basis or in connection with capital raising and merger and acquisition transactions. No limitations were imposed by the Company upon DP&P with respect to the investigations made or procedures followed by DP&P in rendering its Opinion.

In arriving at our Opinion, we have:

I. Reviewed the Annual Reports of the Company for the years ended December 31, 2002 through 2003 as well as interim financials through October 31, 2004;

II.   Reviewed the September 30, 2004 Board of Directors Report;

III. Compared certain financial characteristics of the Company to certain publicly held companies we deemed relevant;

IV. Reviewed current banking industry conditions and trends concerning the valuation of recent mergers and acquisitions;

V. Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

Board of Directors
November 3, 2004
Page 2

VI. Prepared a discounted cash flow analysis of the Company based on projections derived from discussions with and deemed reasonable by management of the Company; and

VII. Reviewed such other data, including financial and industry data, performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

In connection with rendering its Opinion to Commercial National, DP&P performed a variety of financial analyses, which are summarized below. DP&P believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying DP&P's Opinion. DP&P arrived at its Opinion based on the results of all the analyses it undertook, assessed as a whole, and it did not draw conclusions from or with regard to any one method of analysis. The preparation of a valuation is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description.

DP&P did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of Commercial National, nor were we furnished with such materials. DP&P has not reviewed any individual credit files of the Company and has assumed, without independent verification, that the reported allowances for credit losses are adequate to cover such losses.

With respect to the comparable company analysis and comparable merger transaction analysis summarized below, no public company utilized as a comparison is identical to Commercial National, and such analyses necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of the financial institutions and other factors that could affect the acquisition or public trading values of the financial institutions concerned. The forecasted financial information furnished by the Company's management contained in or underlying DP&P's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such forecasts and estimates. The forecasts and estimates were based on numerous variables and assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. In that regard, DP&P assumed, with the Company's consent, that the financial forecasts had been reasonably prepared by management on a basis reflecting the best currently available judgments of management, and that such forecasts will be realized in the amounts and at the times contemplated thereby.

Estimates of values of financial institutions or assets do not purport to be appraisals or necessarily reflect the prices at which financial institutions or their securities actually may be sold. Accordingly, actual results could vary significantly from those assumed in the financial forecasts and related analyses. The analyses performed by DP&P were assigned a weighting based on DP&P's opinion of their relative comparability and significance with regard to the specific characteristics of Commercial National.

Board of Directors
November 3, 2004
Page 3

COMPANY BACKGROUND

Commercial National Financial Corporation, a financial holding company, was incorporated in Michigan on December 30, 1987. On May 31, 1988, the Corporation acquired all of the stock of Commercial National Bank, a national banking association chartered in 1962. On December 30, 1992, Commercial National Bank converted to a state-chartered bank under the name Commercial Bank (the Bank).

On July 16, 1997, the Bank acquired an inactive insurance agency, Commercial National Financial Services Incorporated (the Agency). The Agency in turn purchased a minority interest in Michigan Bankers Title of Northern Michigan, LLC (the Title Agency). During 2000, Michigan Bankers Title of Northern Michigan was dissolved. The Agency made a similar investment in Michigan Bankers Title of Eastern Michigan. The investment in the Title Agency is not material.

The Bank established a relationship with The Centennial Group (Centennial), a financial planning group headquartered in Lansing, Michigan in 2000. Through customer referrals to a registered representative of Centennial, the Agency receives commissions for the placement of products and fee based services.

During 2001, Commercial Bank formed a mortgage company, CNFC Mortgage Corporation, 100% owned by Commercial Bank. CNFC Mortgage Corporation allows Commercial to pursue out of market mortgages and offer products and services not normally provided by community banks.

The Bank concentrates its efforts primarily in two areas, commercial lending and residential real estate lending. Loan, deposit and other products are designed to support these market segments. The Bank also provides a full range of traditional banking services to individuals located in its service area. Commercial Bank offers a variety of deposit products, including checking, savings, money market, individual retirement accounts, certificates of deposit and repurchase agreements.

The principal markets for financial services are the mid-Michigan communities in which the Bank is located and the areas immediately surrounding these communities. The Bank serves these markets through nine locations in or near these communities. Commercial also lends outside the principal geographic market in support of existing customers. Commercial does not have any material foreign assets or income.

At December 31, 2003, the Bank had no significant concentrations of loans to any group of borrowers engaged in similar activities that would be impacted by economic or other conditions. The Bank employed 96 individuals at September 30, 2004.

Commercial National is traded through the OTC Bulletin Board Exchange under the symbol CEFC. Its shares are traded on a limited basis through regional and national brokers and market makers. As of October 1, 2004, there were 696 recorded holders of the Company's common stock. The most recent trade of the stock was 500 shares at $11.00 on October 21, 2004.

Board of Directors
November 3, 2004
Page 4

The Bank has a main office and branch in Ithaca, Michigan, an additional administrative facility, residential lending center and branch in Alma, Michigan along with branches in Alma (2 additional), Middleton, Mt. Pleasant, Pompeii and St. Louis, Michigan. Commercial Bank-Greenville has a main office and branch and an additional branch in Greenville, Michigan. Alma, Ithaca, Middleton, Pompeii and St. Louis are located in Gratiot County; Mt. Pleasant is located in Isabella County; and Greenville is located in Montcalm County. According to the United States Census Bureau, the median 2004 household income in Gratiot, Isabella and Montcalm Counties is $39,447, $37,187, and $40,469 respectively.

INDUSTRY OVERVIEW

Commercial, retail and mortgage banking are highly competitive businesses in which the Company receives competition from both bank and non-bank institutions. As a result of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Gramm-Leach-Bliley Act of 1999, the number and types of depository institution competitors have substantially increased.

Commercial National faces increased competition from finance companies, credit unions and bank and non-bank mortgage lenders. These companies may offer higher lending limits and other non-traditional services that Commercial National does not currently offer. Some of the Company's competitors also can leverage greater resources in order to gain a larger business presence within Commercial National's target service areas.

While being relatively small can be a disadvantage, there are certain potential benefits as well. Community banks that make customer service a priority may be able to gain an advantage with customers in their local market that feel neglected by the larger banks. Because the larger banks often seek large homogenous markets and products, niche opportunities are created for smaller institutions that seek to fill the needs of the underserved. Also, the relative difference in size can often correspond to a more agile management team that can respond more quickly to the ever changing competitive environment.

ECONOMIC OVERVIEW

Reports from the Federal Reserve Districts, as outlined in the July 28, 2004 Federal Reserve "Beige Book, "(1) indicate that economic growth continued to expand, although some Districts reported that the rate of growth moderated.

Consumer lending activity rose moderately with reports that mortgage originations are strong. Five districts reported increases in their banks' residential real estate lending: Philadelphia, Cleveland, Richmond, Chicago, and St. Louis. Several of these districts indicated that although overall residential real estate lending had risen, the volume of refinancings recently fell further. Both the New York and San Francisco Districts saw borrowing by homebuyers decline, but San Francisco noted that the levels of residential real estate lending in its district remained high.

------------------------
(1) Summary of Commentary on Current Economic Conditions by Federal Reserve District, July 28, 2004.

Board of Directors
November 3, 2004
Page 5

Borrowing by commercial clients rose moderately as reported by most districts, with the New York, Philadelphia, Cleveland, Richmond, Atlanta, St. Louis, Kansas City, Dallas, and San Francisco Districts reporting rising commercial borrowing in recent weeks. New York, Philadelphia, and Atlanta, however, noted that the increases in their districts were modest. In the Chicago District, commercial borrowing was characterized as flat.

Most Districts reported little change in loan delinquencies. The Cleveland District noted that delinquency rates remained largely unchanged in recent weeks, and applicant credit quality was characterized as stable or slightly improving. Likewise, the New York District reported lower delinquency rates across all loan categories. In the Chicago District, lenders note that household credit quality continues to improve and there were no changes in loan standards and terms. Moderate increases in credit card lending were reported in the Philadelphia District, while the San Francisco District reports good credit quality on existing loans.

The Livingston Study(2), based on survey responses of 26 participants from banking, industry, academia and trade associations, forecasts economic growth and falling unemployment through mid-2005 in its June 2004 report. The results of this most recent release project real Gross Domestic Product ("GDP") will rise at an annual rate of 4.5 percent in the first half of 2004, 4.1 percent in the second half of 2004, and continue at an annual rate of 3.8 percent in the first half of 2005. The unemployment rate is expected to fall from 5.6 percent in June 2004 to 5.4 percent in December 2004 and then continue to decline, to
5.2 percent, by the middle of 2005. Interest rates on the three-month Treasuries are expected to rise from 1.3 percent in June 2004 to 1.8 percent at year-end 2004, then rise throughout 2005, ending the year at 3.4 percent. Long-term interest rates are also expected to rise over the next two years with a projection to climb from 4.8 percent in June 2004 to 5.1 percent by year-end. It is expected to increase further in 2005, finishing the year at 5.6 percent. The participants' views of long-term inflation and output growth have been fairly steady over the last year. The panelists think that real GDP will grow 3.5 percent annually over the next 10 years, the same as in the previous survey. Inflation will average 2.5 percent over the next 10 years, unchanged from the last five surveys dating back to December 2001. For 2004, after-tax corporate profits are expected to rise 15.5 percent, an increase from the December survey's prediction of 14.7 percent. On the other hand, forecasters see corporate profits rising 13.4 percent in 2005, a decrease from the 19.4 percent increase forecast in December. Stock prices (as measured by the S&P 500 index) are forecast to rise in 2004 and 2005. The projection for the S&P 500 at the end of 2005 is about 2.8 percent higher than the previous prediction.

-----------------------------
(2) www.phil.frb.org/econ/liv/index.html

Board of Directors
November 3, 2004
Page 6

VALUATION METHODOLOGY

The following is a brief summary of the analyses performed by DP&P in connection with its Opinion:

(a) Discounted Cash Flow Analysis. DP&P prepared a discounted dividend stream analysis of Commercial National, which estimated the future after tax cash flows that the Company might produce over a period from November 3, 2004 through December 31, 2008. These estimates were derived from discussions with and deemed reasonable by Commercial National's management team. The estimates assumed that Commercial National's pre-tax earnings would grow at a compound annual growth rate of approximately 12.8% throughout the projection period. This assumes that Commercial National continues to grow their business in their home markets with the majority of deposit growth coming from the Greenville locations and loan growth driven by the residential mortgage company. DP&P has, with the guidance of management, used the key assumption that the yields on earning assets grow by 25 basis points in 2005 and 2006 and costs of deposits and borrowings grow by
12.5 basis points in 2005 and 2006. DP&P further assumed, with management's guidance, that the Company would make dividend payouts equal to 70% of earnings through the projection period, which is consistent with the historical dividend policy. The resulting cash flows were then discounted to a present value using a discount rate of 10.5%, based on Ibbotson Associates(3) build up method with an industry discount applicable to commercial banks. Based on the most recent Ibbotson's data the riskless rate is 4.8%, market risk premium is 7.0% and industry specific premium was -1.3%, resulting in a discount rate of 10.5%, which DP&P regards as appropriate given the nature of the company, industry risk and general economic conditions. DP&P also estimated the residual value for Commercial National's common stock using an earning multiple of 14.8 times applied to projected 2008 net income of $4,275,502, which is an approximation derived from the analysis of price to earnings multiples in comparable publicly traded companies (see paragraph c - Analysis of Selected Comparable Companies). The discounted dividend analysis implied a value of $12.12 per share for Commercial National's common stock on a marketable basis. This analysis does not purport to be indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. DP&P included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

(b) Historical Trading Multiples. DP&P analyzed the quoted trades listed on the OTC Bulletin Board for Commercial National Financial Corporation (CEFC) for varying historical periods. DP&P used a simple average of the closing stock price quoted for a period of 30 and 90 trading days and one calendar year. Only days in which the security actually traded were counted in the simple average. For the past 30 trading days, as of November 3, 2004, the historical average price was $11.28 with a period volume of 3,300 compiled over 5 separate trading days. For the past 90

------------------------
(3) Ibbotson Associates, "Stocks, Bonds, Bills, and Inflation," Valuation Edition 2003 Yearbook

Board of Directors
November 3, 2004
Page 7

trading days, as of November 3, the historical average price was $11.09 with a period volume of 24,541 compiled over 23 separate trading days. For the past calendar year, as of November 3, 2004, the historical average price was $11.38 with a period volume of 295,931 compiled over 188 separate trading days. It should be noted that volume may reflect "double counting" due to both the buy and sell side of a transaction being counted. In addition, the prices and volumes displayed are per the trading information provided on the www.otcbb.com website and may not reflect all transactions that occurred over the aforementioned time period.

(c) Analysis of Selected Comparable Companies. DP&P compared selected operating results of Commercial National to a select group of publicly traded commercial banks headquartered in Michigan, Indiana and Ohio. The comparable set had total assets of between $150 and $400 million and last twelve months return on average equity greater than 10.0%. Some companies meeting these criteria may have been eliminated based on lack of data as generated by SNL Financial - the source for the comparable transactions data. The selected group had approximately the following median values: $284.7 million in total assets, $27.1 million in total equity, a total risk-based capital ratio of 12.38%, LTM return on average assets of 1.18%, LTM return on average equity of 12.34% and a LTM efficiency ratio of 62.09%. This analysis provided valuation benchmarks including the median price multiples of 1.838 times book value, 1.855 times tangible book value and 14.8 times LTM earnings per share. Applying the median price to book value multiple to Commercial National's book value per share as of September 30, 2004 resulted in an implied per share value of $11.19 on a marketable basis. Using the same methodology, the implied values provided by application of the relevant multiples to Commercial National's September 30, 2004 tangible book value and LTM fully diluted earnings per share were found to be $11.30 per share and $10.06 per share, respectively.

No bank used in the above analyses as a comparison is identical to Commercial National. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the Company and the banks to which it is being compared.

(d) Analysis of Comparable Acquisition Transactions. DP&P analyzed bank acquisition transactions announced and/or completed since January 1, 2003. Each selling bank had total assets less than $500 million, was headquartered in Michigan, Indiana or Ohio and was profitable in the twelve months prior to the acquisition announcement. This analysis provided an approximate median multiple of 2.288 times price to book value, 2.289 times price to tangible book value,
21.4 times LTM earnings per share and a premium to core deposit metric of 17.49%. Applying the median multiple for price to book value of 2.288 times to Commercial National's September 30, 2004 book value per share of $6.09 results in an implied value per share of $13.93 on a control, marketable basis. Using the same methodology, the values implied by applying the relevant multiples to Commercial National's tangible book value per share at September 30, 2004 of $6.09 and fully diluted earnings per share for the twelve months ended September 30, 2004 of $.68 were found to be $13.94 per share and $14.55 per share, respectively. Applying the median premium to core deposits of 17.49% to Commercial National's $144.3 million in core deposits as of September 30, 2004 resulted in a calculated value of $25.24 million. When added to Commercial National's book value of $24.94 million as of September

Board of Directors
November 3, 2004
Page 8

30, 2004 and divided by the 4,083,278 shares outstanding at the same date, the result is an implied value per share of $12.27. Core deposits are defined as all deposits less CDs over $100,000 and brokered or network deposits.

DP&P notes that no selling bank reviewed was identical to the Company and that, accordingly, any analysis of comparable transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the parties to the transactions being compared.

(e) Net Book Value. The net book value or net equity method implies that a company is worth its accumulated retained earnings, or deficit, plus its original capitalization. Net book value is primarily an amount arrived at over a company's existence which reflects accounting history expressed in unadjusted dollars and not the company's potential.

In most going concerns with a viable future it can be demonstrated that these companies would change hands for more than net book value. Book value is only of importance to the extent it provides an adequate base for the continuance of operations. In most instances where a company earns a significant return on its assets (both tangible and intangible), the net book value approach is not representative of the company's intrinsic business value. We have reviewed the book value of the Company's assets in limited detail and have found net book value to be $24.94 million or $6.09 per share as of September 30, 2004.

CONCLUSION

Our Opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to the Board of Directors of the Company or the Company's existing holders of Common Stock. This Opinion has been prepared for the confidential use of the Board of Directors and senior management of the Company and may not be reproduced, summarized, described or referred to or given to any other person without DP&P's prior written consent. Our Opinion is limited solely to the value of the Company's common stock as of November 3, 2004 given the relevant market and company specific information available at the present time.

DP&P will typically utilize either a marketability or minority discount, or combination thereof, to value a minority share of a relatively illiquid company on a comparable basis. No such discounts have been applied to Commercial National's common stock in this valuation. If such a discount were applied, it would result in valuation that would be significantly lower than the value assigned on the following page.

Board of Directors
November 3, 2004
Page 9

On the basis of, and subject to, the foregoing, we are of the opinion that, as of November 3, 2004, the fair market value of the Company's common stock is $11.98 per share.

Sincerely,

DONNELLY PENMAN & PARTNERS

                                                                    CONFIDENTIAL

[COMMERCIAL BANK LOGO]

                              2. VALUATION SUMMARY

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

                                 PROJECT ATLAS
                               VALUATION SUMMARY

                                                 VALUE
                                              CONCLUSION                             VALUATION TECHNIQUE:
                                              ----------   -------------------------------------------------------------------------

                                                            MGT. PROJECTIONS         RECENT TRADING           COMPARABLE COMPANY
                                                           -----------------  ---------------------------  -------------------------
                                                                              30 DAY    90 DAY    1 YEAR
                                                                              TRADING   TRADING   TRADING
                                                                  DCF           AVG.      AVG.      AVG.     BV      TBV      EPS
                                                           -----------------  -------   -------   -------  ------   ------  -------
VALUE INDICATION PER SHARE:                      $ 11.98        $ 12.12       $ 11.28   $ 11.09   $11.38   $11.19   $11.30  $ 10.06
    Weight                                         100.0%          28.0%          8.0%      8.0%     8.0%     8.0%     8.0%     8.0%
PREMIUM TO CURRENT TRADING PRICE ($11.00)            8.9%
    Close as of November 3, 2004                                   28.0%                   24.0%                      24.0%

Multiple of Diluted LTM EPS 9/30/2004 ($0.68)       17.6x          17.8x         16.6x     16.3x    16.7x    16.5x    16.6x    14.8x
Percentage of Book Value ($6.09)                   196.7%         199.0%        185.1%    182.2%   186.8%   183.7%   185.6%   165.2%
Percentage of Tangible Book Value ($6.09)          196.7%         199.0%        185.1%    182.2%   186.8%   183.7%   185.6%   165.2%


                                                       VALUATION TECHNIQUE:
                                               -------------------------------------
                                                      COMPARABLE ACQUISITION
                                               -------------------------------------
                                                                            PREMIUM
                                                                            TO CORE
                                                 BV      TBV        EPS     DEPOSITS
                                               ------   ------   --------   --------
VALUE INDICATION PER SHARE:                    $13.93   $13.94   $  14.55    $12.27
    Weight                                        6.0%     6.0%       6.0%      6.0%
PREMIUM TO CURRENT TRADING PRICE ($11.00)
    Close as of November 3, 2004                              24.0%

Multiple of Diluted LTM EPS 9/30/2004 ($0.68)    20.5x    20.5x      21.4x     18.0x
Percentage of Book Value ($6.09)                228.7%   228.9%     238.9%    201.5%
Percentage of Tangible Book Value ($6.09)       228.7%   228.9%     238.9%    201.5%

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

                                NOVEMBER 3, 2004

                                                                    CONFIDENTIAL

[COMMERCIAL BANK LOGO]

                        3. DISCOUNTED CASH FLOW ANALYSIS

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

PROJECT ATLAS
DISCOUNTED CASH FLOW MODEL
VALUATION DATE: NOVEMBER 3, 2004
($ in thousands - except per share data)

                                                                               PROJECTED
                                                                     For the years ended December 31
                                        -----------------------------------------------------------------------------------------
                                                                                                                         2008
                                            2004           2005           2006           2007           2008            Takeout
                                        ------------   ------------   ------------   ------------   ------------     ------------
Net Interest Income After Provision     $  8,930,921   $  9,383,170   $ 10,354,131   $ 10,888,520   $ 11,558,345
Non-interest Income                        1,378,077      1,488,323      1,607,389      1,735,980      1,874,858
                                        ------------   ------------   ------------   ------------   ------------
                                          10,308,998     10,871,492     11,961,520     12,624,499     13,433,203
Depreciation                                (500,991)      (507,657)      (514,324)      (520,991)      (527,657)
General & Administrative Expenses         (6,039,656)    (6,220,846)    (6,407,471)    (6,599,695)    (6,797,686)
                                        ------------   ------------   ------------   ------------   ------------
    Total Other Expenses                  (6,540,647)    (6,728,503)    (6,921,795)    (7,120,686)    (7,325,343)
                                        ------------   ------------   ------------   ------------   ------------
Income Before Taxes                        3,768,351      4,142,989      5,039,725      5,503,814      6,107,859
Taxes @ 30%                               (1,130,505)    (1,242,897)    (1,511,917)    (1,651,144)    (1,832,358)
                                        ------------   ------------   ------------   ------------   ------------
Net Income                                 2,637,846      2,900,093      3,527,807      3,852,669      4,275,502

Dividend Payout                         $  1,846,492   $  2,030,065   $  2,469,465   $  2,696,869   $  2,992,851
(% Dividend Payout)                               70%            70%            70%            70%            70%
Present Value Factor @ 10.5%(1)               0.9855         0.9240         0.8362         0.7567         0.6848
                                        ------------   ------------   ------------   ------------   ------------
Mid-year Discount                         (1,384,869)
                                        ------------   ------------   ------------   ------------   ------------
Present Value of Free Cash Flows        $    454,929   $  1,875,780   $  2,064,967   $  2,040,720   $  2,049,504
                                        ------------   ------------   ------------   ------------   ------------

Total Present Value of Cash Flows
  (Years 1 to 5)                        $  8,485,901
Plus: Residual Cash Flow Value          $ 41,225,242                      2008 Net Income                            $  4,275,502
                                        ------------                                                                 ------------
Indicated Equity Value                  $ 49,711,143                      2008 Price to LTM Net Income Ratio(2)              14.8x
                                        ------------                                                                 ------------
Fully Diluted Shares Outstanding           4,100,541                      Residual Cash Flow Value                   $ 63,277,424
                                        ------------
Equity Value Per Share (Marketable)     $      12.12                      Present Value Factor                             0.6515
                                        ============                                                                 ------------
                                                                          Present Value of Residual Cash Flow        $ 41,225,242
                                                                                                                     ------------

Footnotes:

(1) Based on the Ibbotson Associates weighted average cost of capital build up method (riskless rate + market risk premium) utilizing a 1.3% industry discount for commercial banks (data from Ibbotson Associates 2003 Yearbook - Valuation Edition)

(2) Based on an average of publicly traded companies in MI, IN and OH with between $150 and $400 million in assets and LTM ROAE greater than 10%.

DONNELLY PENMAN & PARTNERS                            November 3, 2004
--------------------------
   INVESTMENT BANKING

                                                                    CONFIDENTIAL

[COMMERCIAL BANK LOGO]

                           4. RECENT TRADING ANALYSIS

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

                                  PROJECT ATLAS
                             RECENT TRADING ANALYSIS

            COMMERCIAL NATIONAL FINANCIAL CORPORATION (OTCBBB: CEFC)

                            [TRADING ANALYSIS GRAPH]

           30 DAY TRADING AVERAGE = $11.28, AVG. DAILY VOLUME = 110(1)

           90 DAY TRADING AVERAGE = $11.09, AVG. DAILY VOLUME = 272(1)

          1 YEAR TRADING AVERAGE = $11.38, AVG. DAILY VOLUME = 1,184(1)

(1) May include double counting (volume from both the bid and ask side of a trade)

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

                                November 3, 2004

                                                                    CONFIDENTIAL

[COMMERCIAL BANK LOGO]

                      5. ANALYSIS OF COMPARABLE COMPANIES

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

COMPARABLE COMPANY ANALYSIS

PUBLICLY TRADED BANKS IN MICHIGAN, INDIANA AND OHIO WITH TOTAL ASSETS BETWEEN $150 AND $400 MILLION WITH LTM ROAE GREATER THAN 10%

                                                                                                   CLOSING PRICE (10/29/2004) TO:
                                                           FISCAL       CLOSING     DIVIDEND     ---------------------------------
                                                           PERIOD        PRICE       YIELD       BOOK         TANG.         LTM
               COMPANY                     STATE  TICKER   ENDED      (10/29/2004)    (%)         (%)        BOOK (%)      EPS (X)
Century Financial Corporation                MI    CYFL   03/31/2004     22.55        3.72       153.8         153.8         15.0
Clarkston Financial Corporation              MI    CKSB   09/30/2004     20.35        0.00       177.6         178.2         14.5
Consumers Bancorp, Inc.                      OH    CBKM   09/30/2004     19.50        1.85       221.1         235.8         18.8
County Bank Corporation                      MI    CYBK   06/30/2004     52.25        2.07       203.5         203.5         17.5
F.S. Bancorp                                 IN    FXLG   06/30/2004     52.00        3.46       197.3         197.3         15.2
Futura Banc Corporation                      OH    FUBK   03/31/2004     21.40        2.24       176.9         177.9         14.7
Heartland Banccorp                           OH    HLAN   03/31/2004     39.50        1.42       194.5         197.3         14.6
Middlefield Banc Corp.                       OH    MBCN   09/30/2004     38.00        2.32       183.8         183.8         14.3
Ohio Heritage Bancorp, Inc.                  OH    OHHB   03/31/2004     54.50        2.51       113.7         113.7          8.9
Pavilion Bancorp, Inc.                       MI    PVLN   06/30/2004     59.95        1.61       187.2         187.2         16.0
Southern Michigan Bancorp, Incorporated      MI    SOMC   06/30/2004     27.30        2.50       189.6         194.9         15.1
United Bancorp, Inc.                         OH    UBCP   06/30/2004     13.24        3.80       149.4         149.6         12.4
---------------------------------------------------------------------------------------------------------------------------------
HIGH                                                                     59.95        3.80       221.1         235.8         18.8
LOW                                                                      13.24        0.00      113.71        113.71         8.95
MEAN                                                                     35.05        2.29      179.04        181.09        14.76
MEDIAN                                                                   32.65        2.28      183.84        185.50        14.85
---------------------------------------------------------------------------------------------------------------------------------

COMMERCIAL NATIONAL FINANCIAL CORPORATION    MI    CEFC   06/30/2004     11.00        4.36      183.03        183.03        16.67
---------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL NATIONAL FINANCIAL CORPORATION (FOR THE LTM ENDED SEPTEMBER 30, 2004)
                                                                                               $  6.09       $  6.09       $ 0.68
MEDIAN MULTIPLE                                                                                  183.8%        185.5%        14.8X
                                                                                               ----------------------------------
EQUITY VALUE PER SHARE                                                                         $ 11.19       $ 11.30       $10.06

                                                                                          TIER 1 RISK                        LTM
                                             TOTAL     TOTAL      TOTAL    TOTAL  NPAS/      BASED     LTM   LTM    LTM   EFFICIENCY
                                             ASSETS  NET LOANS  DEPOSITS  EQUITY  ASSETS    CAPITAL    ROAA  ROAE   NIM     RATIO
               COMPANY                       ($000)   ($000)     ($000)   ($000)   (%)     RATIO (%)   (%)   (%)    (%)      (%)
Century Financial Corporation               223,329   140,304    189,282  27,385   0.97      10.78     1.24  10.42  3.74    60.93
Clarkston Financial Corporation             160,650   101,803    135,191  11,956   0.00      10.95     0.99  12.29  3.53    62.49
Consumers Bancorp, Inc.                     190,261   141,760    155,857  18,938    NA       12.30     1.20  12.25   NA     63.62
County Bank Corporation                     251,937   160,202    217,534  28,706   0.60      11.80     1.40  11.18  4.45    61.69
F.S. Bancorp                                321,625   244,622    263,467  29,487    NA       13.26     1.21  13.09  3.98    57.70
Futura Banc Corporation                     280,224   217,848    236,219  27,177   0.57      12.74     1.21  12.39  4.50    60.68
Heartland Banccorp                          357,107   251,999    316,000  29,469   0.27      14.02     1.17  14.17  4.30    65.91
Middlefield Banc Corp.                      289,214   206,630    238,739  25,509   0.16      12.38     1.19  13.58  3.79    59.42
Ohio Heritage Bancorp, Inc.                 180,931   138,166    113,162  14,802   0.03        NA      1.05  13.22  3.34    56.08
Pavilion Bancorp, Inc.                      328,332   280,133    268,378  27,079   0.51      12.58     0.99  11.65  4.93    73.55
Southern Michigan Bancorp, Incorporated     310,815   236,419    253,831  26,348   1.06      12.69     1.04  12.60  4.13    70.84
United Bancorp, Inc.                        393,182   206,721    300,345  30,751   0.32      10.70     0.99  11.54  3.84    64.52
---------------------------------------------------------------------------------------------------------------------------------
HIGH                                        393,182   280,133    316,000  30,751   1.06      14.02     1.40  14.17  4.93    73.55
LOW                                         160,650   101,803    113,162  11,956   0.00      10.70     0.99  10.42  3.34    56.08
MEAN                                        273,967   193,884    224,000  24,801   0.45      12.20     1.14  12.37  4.05    63.12
MEDIAN                                      284,719   206,676    237,479  27,128   0.42      12.38     1.18  12.34  3.98    62.09
---------------------------------------------------------------------------------------------------------------------------------

COMMERCIAL NATIONAL FINANCIAL CORPORATION   243,151   198,041    165,612  24,516   1.21       9.21     1.14  11.08  4.49    60.27
---------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL NATIONAL FINANCIAL CORPORATION
 (FOR THE LTM ENDED SEPTEMBER 30, 2004)
MEDIAN MULTIPLE

EQUITY VALUE PER SHARE

Source: SNL Financial

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

                                                                    CONFIDENTIAL

[COMMERCIAL BNAK LOGO]

                     6. ANALYSIS OF COMPARABLE TRANSACTIONS

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

COMPARABLE ACQUISITION ANALYSIS

COMMERCIAL BANK ACQUISITIONS IN MI, IN AND OH ANNOUNCED SINCE 1/1/02 - TARGET ASSETS LESS THAN $500 MILLION AND POSITITVE LTM NET INCOME

                                                                                                   ANNOUNCE   COMPLETION  DEAL VALUE
BUYER                                       SELLER                                  SELLER STATE     DATE        DATE        ($M)
-----                                       ------                                  ------------     ----        ----        ----
Sky Financial Group, Inc.                   Prospect Bancshares, Inc.                    OH       09/15/2004          NA     46.90
Croghan Bancshares, Inc.                    Custar State Bank                            OH       08/10/2004          NA     13.90
Oak Hill Financial, Inc.                    Ripley National Bank                         OH       07/20/2004  10/09/2004      5.50
Camco Financial Corporation                 London Financial Corporation                 OH       03/26/2004  08/20/2004     10.10
Lincoln Bancorp                             First Shares Bancorp, Inc.                   IN       03/10/2004  08/02/2004     37.30
Independent Bank Corporation                Midwest Guaranty Bancorp, Incorporated       MI       02/04/2004  05/31/2004     43.00
Harrodsburg First Financial Bancorp, Inc.   Independence Bancorp                         IN       01/22/2004  07/09/2004     17.10
Chemical Financial Corporation              Caledonia Financial Corporation              MI       09/25/2003  12/01/2003     51.10
Sky Financial Group Inc.                    GLB Bancorp, Inc.                            OH       07/16/2003  10/19/2003     39.80
Citizens First Bancorp, Inc.                Metro Bancorp, Inc.                          MI       05/22/2003  01/09/2004     30.00
Wayne Bancorp Inc.                          Banc Services Corporation                    OH       12/10/2002  05/31/2003     46.20
MainSource Financial Group                  First Community Bancshares, Inc.             IN       11/20/2002  06/12/2003     23.20
First Capital, Inc.                         Hometown Bancshares Inc.                     IN       09/26/2002  03/20/2003     11.30
First Indiana Corporation                   MetroBanCorp                                 IN       09/04/2002  01/13/2003     39.20
First Merchants Corp.                       CNBC Bancorp                                 OH       08/28/2002  03/01/2003     58.00
Charter One Financial, Inc.                 Charter National Bancorp, Inc.               MI       01/11/2002  05/24/2002     90.40
                                                                                         --       ----------  ----------     -----
HIGH                                                                                                                         90.40
LOW                                                                                                                           5.50
MEAN                                                                                                                         35.19
MEDIAN                                                                                                                       38.25

COMMERCIAL NATIONAL FINANCIAL CORPORATION (FOR THE LTM ENDED SEPTEMBER 30, 2004)

MEDIAN MULTIPLE

EQUITY VALUE PER SHARE

                                                                                Price at Announcement to:
                                                             Target     ------------------------------------------   Premium to
                                                 Target      Equity/     Book    TBV    LTM EPS  Assets   Deposits  Core Deposits
Buyer                                         Assets ($M)  Assets (%)   (%)      (%)      (x)      (%)      (%)         (%)
-----                                         -----------  ----------   ---      ---      ---      ---      ---         ---
Sky Financial Group, Inc.                        202,644       7.21     302.78  302.78   29.98    23.15    25.33        19.30
Croghan Bancshares, Inc.                          54,234      17.08     150.01  150.01   19.49    25.62    31.00        11.96
Oak Hill Financial, Inc.                          64,157       5.11     167.73  167.73   19.71     8.57     9.57         4.77
Camco Financial Corporation                       58,941       8.41     203.31  203.31   18.77    17.10    22.67        13.36
Lincoln Bancorp                                  175,788       5.14     255.01  255.43   35.52    21.24    26.15        23.49
Independent Bank Corporation                     233,580       7.47     246.55  246.55   19.66    18.41    22.24        16.15
Harrodsburg First Financial Bancorp, Inc.        102,749      11.35     260.73  294.66   27.12    21.22    26.48        22.15
Chemical Financial Corporation                   206,158      10.04     247.15  247.15   15.83    24.80    29.41        23.30
Sky Financial Group Inc.                         207,407      14.32     132.56  133.19   33.54    19.21    23.27         6.47
Citizens First Bancorp, Inc.                     146,842      10.90     181.40  181.40   20.15    20.43    23.09        11.40
Wayne Bancorp Inc.                               206,341       8.41     266.51  266.51   16.98    22.41    28.10        20.41
MainSource Financial Group                       149,258       7.04     208.96  211.06   33.33    15.57    19.14        12.72
First Capital, Inc.                               82,323       8.82     155.33  155.33   22.69    13.73    15.13         7.67
First Indiana Corporation                        173,753       8.83     228.49  228.49   24.29    22.56    28.91        19.57
First Merchants Corp.                            317,329       7.52     229.10  229.29   17.06    18.28    23.42        18.82
Charter One Financial, Inc.                      266,915      10.04     337.39  337.39   26.38    33.87    41.83        33.89
                                                 -------      -----     ------  ------  ------   ------   ------       ------
HIGH                                             317,329      17.08     337.39  337.39   35.52    33.87    41.83        33.89
LOW                                               54,234       5.11     132.56  133.19   15.83     8.57     9.57         4.77
MEAN                                             165,526       9.23     223.31  225.64   23.78    20.39    24.73        16.59
MEDIAN                                           174,771       8.62     228.80  228.89   21.42    20.83    24.38        17.49

COMMERCIAL NATIONAL FINANCIAL CORPORATION
  (FOR THE LTM ENDED SEPTEMBER 30, 2004)         243,869      10.23     $ 6.09  $ 6.09  $ 0.68   $59.72   $40.65       $35.33
MEDIAN MULTIPLE                                                          228.8%  228.9%   21.4X    20.8%    24.4%        17.5%
                                                                        ------  ------  ------   ------   ------       ------
EQUITY VALUE PER SHARE                                                  $13.93  $13.94  $14.55   $12.42   $ 9.92       $12.27

Source: SNL Financial LP

DONNELLY PENMAN & PARTNERS
--------------------------
   INVESTMENT BANKING

                                November 3, 2004